

Mail Stop 3233

July 3, 2018

Via E-mail
Benjamin S. Miller
c/o Rise Companies Corp.
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

     Re: **Fundrise Real Estate Investment Trust, LLC**
               Offering Statement on Form 1-A
               Post-qualification Amendment No. 7
               Response dated June 20, 2018
               File No. 024-10492

Dear Mr. Miller:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 26

Risks Related to Our Organization and Structure, page 48

"By purchasing shares in this offering you are bound by the dispute resolution provisions…", page 53

1. We note your response to our prior comment 1. Please revise, as applicable, to provide separate risk factor disclosure addressing the difference between primary and secondary purchasers, and provide further details on how this will be implemented and impact shareholders. For example purposes only, to the extent it creates two classes of shareholders with different rights, please clarify. Please also address whether the waiver will apply to all shares in the situation where a single purchaser buys shares in both the primary offering and on the secondary market.

2. We note your response to our prior comment 4 in which you indicate that you have no reason to believe that the dispute resolution provisions are not enforceable based on "discussions with and research performed by [your] counsel." Please revise to expand your disclosure to provide clear and comprehensive information regarding the basis that there is "no reason to believe" that the provisions are not enforceable. Please also revise your disclosure to acknowledge the risk that the dispute resolution provisions may be unenforceable.

3. We note your draft revisions for page 181 in which you propose to add two paragraphs of disclosure. Should you retain this disclosure, please revise this section to balance the added information with risk factor disclosure about the ways in which the dispute resolution provisions could be problematic for shareholders or include a cross-reference to the risk factor discussion.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities